February 27, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Brigitte Lippmann

Re:	TMT Acquisition Corp
Amendment No. 11 to Registration Statement on Form S-1
Filed January 17, 2023
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 12 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated February 3, 2023, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on January 17, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form S-1/A

Cover Page

1. Please clarify in the last sentence of the first paragraph and elsewhere in the filing, as applicable, that you may consummate a business combination with an entity located in China.

Response: In response to the Staff’s comment, the Company has clarified that it may consummate a business combination with an entity located in China in the first paragraph of the cover page and on pages 2, 6, 74, 80, and 83 of the Amended S-1.

2. Please revise your disclosure in the 11th paragraph and elsewhere in the filing, as applicable, to clarify that the location of your sponsor and executive officers and directors may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.

Response: In response to the Staff’s comment, the disclosure in the 11th paragraph of the cover page and on pages 2, 26, 74, and 80 of the Amended S-1 has been revised.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

February 27, 2023

3. Please delete the language in the 12th paragraph that mitigates the risks associated with being based in or acquiring a company that does business in China.

Response: In response to the Staff’s comment, the language in the 12th paragraph of the cover page has been deleted in the Amended S-1.

4. In the 17th paragraph, please provide a description of how cash is currently transferred through your organization.

Response: In response to the Staff’s comment, the Company has provided the following disclosure in the 17th paragraph of the cover page:

“We are a blank check company with no subsidiaries and no operations of our own except organizational activities, the preparation of this offering and, following the closing of this offering, searching for a suitable target to consummate an initial business combination. As of the date of this prospectus, we have not made any transfers, dividends or distributions to any person or entity. We do not intend to distribute earnings or settle amounts owed until after the closing of the business combination.”

Summary, page 1

5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Please also address in the Prospectus Summary and Risk Factors any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: In response to the Staff’s comment, clarification of the description of how cash will be transferred through the post-combination organization if the Company acquires a company based in China has been provided on pages 8 and 86 of the Amended S-1. In addition, the impact that PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights, has been disclosed on pages 8, 25, 57, 58, and 86 in the Prospectus Summary and Risk Factors sections of the Amended S-1.

6. In your summary of risk factors, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has provided the disclosure on page 25 of the summary of risk factors in the Amended S-1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

February 27, 2023

Risk Factors, page 26

7. We note your disclosure on pages 7, 57 and 84 that: “. . .based on our understanding of the current PRC laws and regulations in effect at the time of this prospectus, no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering by our  company.” Please disclose how the company reached this determination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that management has reviewed the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”) and the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”). While the application of the M&A Rules remains unclear and the interpretation and implementation of the Opinions and the newly promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) also remain unclear at this stage, based on the Company’s understanding of the current PRC laws and regulations in effect at the time of the prospectus, no prior permission is required under the M&A Rules, the Opinions, or the Trail Administrative Measures from any PRC governmental authorities (including the CSRC) for consummating this offering by the Company. Furthermore, the Company currently does not hold any equity interest in any PRC company or operate any business in China. Therefore, the Company does not believe it is required to obtain any permission from any PRC governmental authorities to operate its business as currently conducted or to conduct the offering and offer securities to foreign investors. The above disclosure was provided on pages 7, 57, and 85 of the Amended S-1.

8. Please address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: In response to the Staff’s comment, the Company has provided the disclosure on page 57 of the Amended S-1.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the response herein addresses the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp